Email/memo to all associates
FINAL

To:	Servers (All Limited Businesses)
From:	Limited Brands Communications
Subject:	Limited Brands Updates Expectations and Extends Tender Offer

As you know, on October 7, 2004 Limited Brands commenced a tender offer with the intention of purchasing $2 billion of our stock. In order to provide shareholders with the most current information available as they consider their participation in the outstanding tender offer, Limited Brands, Inc. (NYSE: LTD) reported that it continues to expect comparable store sales for the four week period ending October 30, 2004 to be in the positive mid-teens. The Company now projects third quarter earnings per share to be between $0.08 and $0.10, versus its previous guidance of $0.04 to $0.06, including the previously announced $0.02 benefit related to the favorable settlement of a state tax matter. The increase in estimated third quarter earnings per share is due to strength at our Victoria’s Secret and Bath & Body Works brands, the success of the Express quarterly clearance sale and better than forecast expense reductions in several areas. Accordingly, the Company now expects full year earnings per share to be about $1.35, at the upper end of its previous guidance of $1.30 to $1.35 (all estimates exclude the impact of the tender offer transactions).

The tender offer, which was originally due to expire on November 4, 2004, has been extended twenty-four hours. Accordingly, the tender offer, proration period and withdrawal rights will now expire at 12:00 midnight, New York City time on November 5, 2004, unless Limited Brands further extends the tender offer. All terms and conditions of the tender offer as described in the Offer to Purchase and related materials distributed to stockholders continue to apply to the tender offer as extended. Actual October sales will be reported on November 4, 2004, and actual third quarter earnings will be reported on November 18, 2004.

If you hold shares outright, you now have until midnight on November 5, 2004 to tender your shares.

If you hold shares through the Savings and Retirement Plan (SARP) or the Associate Stock Purchase Plan (ASPP), your new deadline to tender under those plans is 3 p.m. New York City time on Tuesday, November 2, 2004.

If you intend to exercise vested stock options in order to tender shares in the tender offer, you will now need to exercise your options by 3 p.m. New York City time on Tuesday, November 2, 2004, in order to obtain shares to tender by Friday, November 5. PLEASE NOTE: If you exercise such options after Thursday, October 28, 2004, then in order to allow sufficient time for shares to be tendered by the Expiration Date, you must either (1) exercise by cashless hold, or (2) provide payment to your broker or Merrill Lynch by wire transfer and accept shares by electronic delivery to your broker or Merrill Lynch.

If you own shares, you should have received a tender offer package(s) in the mail. If, after reviewing the material in the package(s), you have questions regarding your personal situation and how the tender offer impacts the various plans through which you may hold Company stock, you may call:

Email/memo to all associates
FINAL

  Regarding stock options: call Merrill Lynch at (614) 225-3194, if calling from Columbus, Ohio; or (800) 216-1606 toll-free if calling from outside Columbus, Ohio; or contact your own broker if applicable

  Regarding shares owned through the Associate Stock Purchase Plan: call Computershare at (866) 396-1501

  Regarding shares owned through SARP: call The SARP Line at 1-800-525-7277

  Regarding shares owned by you not held in any plans: D.F. King & Co., Inc. at (888) 628-8208

Representatives will be available at these numbers to answer associate questions from 8 a.m. through 7 p.m. New York City time Monday through Friday.

ADDITIONAL LEGAL INFORMATION:
This communication is for informational purposes only and do not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials dated October 7, 2004.  Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information.  Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.